Exhibit 21

List of Subsidiaries

Subsidiary and Name Under Which It Does Business	Jurisdiction In Which Organized
Empreso Brasileira de Compressores S.A.	Brazil
Multibras S.A. Eletrodomesticos	Brazil
Whirlpool Canada Inc.	Canada
Whirlpool do Brasil Ltda.	Brazil
Whirlpool Europe B.V.	The Netherlands
Whirlpool Financial Corporation	Delaware
Whirlpool Manufacturing Corporation	Michigan
Whirlpool Mexico, S.A. de C.V.	Mexico
Whirlpool Patents Company	Michigan
Whirlpool Properties, Inc.	Michigan

The names of the Company’s other subsidiaries are omitted because, considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a significant subsidiary as of December 31, 2004.